Exhibit 4.18

English Summary of Loan Contracts dated June 26, 2012 and Pledge Agreement dated June 28, 2012 between

Spreadtrum Communications (Shanghai) Co., Ltd.

and

Shenzhen Development Bank Co., Ltd. Shanghai Branch

On June 26, 2012, Spreadtrum Communications (Shanghai) Co., Ltd. (“Spreadtrum”) entered into two twenty-four (24) –month loan contracts (the “Loan Contracts”) with an aggregate principal amounts of US$20 million with Shenzhen Development Bank Co., Ltd. Shanghai Branch, which is currently known as Ping An Bank Co., Ltd. Shanghai Branch (the “Bank”), based in Shanghai, the People’s Republic of China.

The loans would be used by Spreadtrum Communications, Inc. for working capital purpose and US$10 million of the loans was secured by Spreadtrum’s term deposit with the Bank. The fixed interest rate of the loans is 1 year Libor as of the draw-down date plus 2.5% per annum. The interest shall be calculated and paid quarterly. The loans shall be fully repaid in one installment after the expiration of twenty-four (24) months from the draw-down date. Spreadtrum irrevocably authorizes the Bank to directly deduct the loan that is due together with the accrued interest from Spreadtrum’s account(s) with the Bank.

Spreadtrum shall not transfer or dispose of the pledged term deposit without consent of the Bank. In the event of default by Spreadtrum, which default includes, among others, violation of the pledge agreement; misrepresentation or omission in any statement or documents provided to the Bank; failure to repay the secured loan in full when due, defects in title to the pledged term deposit; reduction in value of the pledged term deposit; and transfer or disposition of the pledged term deposit without consent of the Bank, the Bank is entitled to require Spreadtrum to restore the value of the pledged term deposit, enforce the pledge, demand compensation from Spreadtrum and seek other legally available remedy.

Under each Loan Contract, Spreadtrum needs to obtain the Bank’s prior written consent if it engages in any material asset transfer, restructuring, merger, spin-off, equity transfer, increase of indebtedness, investment and any other activities that may affect the Bank’s interest. Upon the occurrence of any of the above, the Bank has the right to demand (i) repayment of the principal and accrued interest under the Loan Contracts; (ii) assignment of Spreadtrum’s obligations under the Loan Contracts to an assignee acceptable to the Bank; or (iii) additional guarantee acceptable to the Bank.

The Bank has the right to transfer its rights and obligations under the Loan Contracts to any third party.

In the event of default by Spreadtrum, the Bank, at its sole discretion, may declare the loan payable, cancel Spreadtrum’s right to draw down on any portion of the loan which has not yet been drawn down, deduct the loan together with the accrued interest and the associated cost from Spreadtrum’s accounts with the Bank, dispose of the collateral as the creditor, demand collateral to the satisfaction of the Bank, charge penalty or take any other actions permitted by law. Customary events of default include the borrower’s use of the loan in violation of the applicable regulations on foreign exchange loans, change of the use of the loan proceeds without the Bank’s approval, material change in the collateral’s value, inappropriate disposal of major assets, change of controlling shareholder or actual controlling person in such a way as regarded by the Bank to affect its rights under the Loan Contracts, actual or potential administrative or criminal punishment resulted from illegal operation, actual or potential administrative or criminal punishment of Spreadtrum’s controlling shareholders or controlling persons, registered capital decrease, liquidation, reorganization, bankruptcy, and material deterioration of financial condition.

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